FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

2.	Goodwill Impairment Charge in Third Quarter of Fiscal Year ending March 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2019	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Group performance impacted by goodwill impairment charge attributable to Wholesale in 3Q

•	Retail revenues up QoQ on stronger net inflows of cash and securities and contribution from large IPO

•	Continued inflows into Asset Management, although AuM declined on market factors

•	Equities and Investment Banking revenues stronger QoQ

Tokyo, January 31, 2019—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2019.

Net revenue for the third quarter was 260.6 billion yen (US$2.4 billion)1, down 8 percent quarter on quarter and 36 percent year on year. Loss before income taxes was 76.2 billion yen (US$694 million). Net loss attributable to Nomura Holdings shareholders was 95.3 billion yen (US$869 million). Diluted net loss attributable to Nomura Holdings shareholders per share was 28.52 yen.

For the nine months to December, Nomura reported net revenue of 815.5 billion yen (US$7.4 billion), down 27 percent from the same period last year. Loss before income taxes was 62.1 billion yen (US$566 million), and net loss attributable to Nomura Holdings shareholders was 101.3 billion yen (US$923 million). Diluted net loss attributable to Nomura Holdings shareholders per share was 30.03 yen.

“We had a particularly challenging third quarter. Our Fixed Income performance weakened on the back of market uncertainty and widening credit spreads. In addition, we booked a goodwill impairment charge on past acquisitions and an unrealized loss on securities due to lower stock prices. As a result, we reported a net loss for the quarter,” said Nomura President and Group CEO Koji Nagai.

“Despite the challenges, Retail reported net inflows of cash and securities for the second straight quarter, underpinned by our ongoing efforts to boost client assets and a large IPO. Inflows into our Asset Management business continued, although market factors drove down assets under management. In Wholesale, Equities delivered strong results driven by Derivatives, and Investment Banking played a leading role in Japan’s largest-ever IPO.

“While disappointing, our performance this quarter does not in any way detract from our commitment to building a robust operating platform capable of delivering consistent growth under any environment. We will accelerate current initiatives to transform our business model, while focusing on prudent risk management and disciplined cost control.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 109.70 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2018/19 Q3	QoQ	YoY
Net revenue	86.8	+1%	-22%
Income before income taxes	14.0	+15%	-55%

Retail reported net revenue of 86.8 billion yen, up 1 percent quarter on quarter and down 22 percent year on year. Income before income taxes increased 15 percent quarter on quarter but declined 55 percent year on year to 14.0 billion yen.

The third quarter was buoyed by contribution from a large IPO, although transactions for investment trusts and foreign stocks slowed as the bear market weighed on investor sentiment.

Consistent efforts to boost client assets drove continued net inflows into discretionary investments. As a result, net inflows of cash and securities climbed to approximately 1.8 trillion yen.

Asset Management

(billions of yen)	FY2018/19 Q3	QoQ	YoY
Net revenue	16.2	-34%	-56%
Income before income taxes	0.6	-94%	-97%

Asset Management net revenue was 16.2 billion yen, a 34 percent decline compared to last quarter and 56 percent over the same period last year. Income before income taxes decreased 94 percent quarter on quarter and 97 percent year on year to 600 million yen.

Despite 10 consecutive quarters of inflows, assets under management decreased on the back of market factors.

Loss related to American Century Investments increased to approximately 8 billion yen following a mark-to-market valuation.

Wholesale

(billions of yen)	FY2018/19 Q3	QoQ	YoY
Net revenue	128.2	-13%	-23%
Income before income taxes	-95.9	—	—

2

Wholesale booked net revenue of 128.2 billion yen, a 13 percent decrease quarter on quarter and a 23 percent decrease year on year. Loss before income taxes was 95.9 billion yen.

Although Equities and Investment Banking reported higher revenues, market uncertainties and widening credit spreads led to slower Fixed Income performance.

A goodwill impairment charge of 81 billion yen had a substantial negative impact on Wholesale results.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, Nomura had total assets of 45.1 trillion yen and shareholders’ equity of 2.7 trillion yen. Nomura’s Tier 1 capital ratio was 19.0 percent and CET1 capital ratio was 17.8 percent under Basel III. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2019 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Goodwill Impairment Charge in Third Quarter of Fiscal Year ending March 2019

Tokyo, January 31, 2019—Nomura Holdings, Inc. today announced its operating results for the third quarter of the fiscal year ending March 31, 2019. The firm booked a goodwill impairment charge in the quarter as outlined below.

The goodwill impairment charge totaled 81.4 billion yen, and was booked primarily in relation to Instinet and Lehman Brothers. Of this amount, 81 billion yen was recognized as ‘Other’ expenses in Wholesale.

Nomura has been working to transform its traditional business model and expects to further step up its efforts going forward.

In light of this and recent Wholesale performance, the firm conducted a more conservative assessment of the division’s profitability. Based on the assessment, the firm decided to book the impairment charge in the third quarter.

As of December 31, 2018, there is no remaining goodwill related to these transactions attributable to Wholesale. There is 500 million yen of goodwill remaining firmwide.

The charge has been reflected in today’s results. Please refer to “Financial Summary for the Nine Months Ended December 31, 2018” for details.

https://www.nomuraholdings.com/investor/summary/financial/data/2019_3q_usgaap.pdf

Nomura will continue working to improve the profitability of the Wholesale Division, which is a key part of its business.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com